15049172

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH, D.C. 201

SECU... ...SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51748 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUHNS BROTHER SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 LIME ROCK ROAD
(No. and Street)

LAKEVILLE (City) CT (State) 06039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY E. FELLOWS (860) 435-7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARY E. FELLOWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUHNS BROTHER SECURITIES CORPORATION, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public EXP 7/31/18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# KUHNS BROTHERS SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## DECEMBER 31, 2014

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kuhns Brothers Securities Corporation

We have audited the accompanying financial statements of Kuhns Brothers Securities Corporation (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kuhns Brothers Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kuhns Brothers Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Kuhns Brothers Securities Corporation's financial statements. The supplemental information is the responsibility of Kuhns Brothers Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2015

## KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2014

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | 34,618 |
| Accounts & other receivables | 52,667 |
| Deposit with clearing organizations | 8,602 |
| Customer list, at cost less accumulated amortization of $72,250 | 17,750 |
| Equipment, at cost less accumulated depreciation of $33,030 | - |
| Total assets | 113,637 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses | 4,087 |
| Accrued clearing expenses | 66 |
| Due to Affiliate | 750 |
| Unsecured debit liability | 2,355 |
| Total liabilities | 7,258 |
| Stockholders' equity | |
| Common stock, $.01 par value; authorized 100 shares, 100 issued and outstanding | 1 |
| Additional paid-in capital | 3,860,350 |
| Retained earnings (deficit) | (3,753,972) |
| Total stockholders' equity | 106,379 |
| Total liabilities and stockholders' equity | 113,637 |

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| Revenues: | |
| Commission income | $ 50 |
| Fee income | 4,363 |
| Interest income | 28 |
| Total revenue | 4,441 |
| Expenses: | |
| Employee compensation and benefits | 201,584 |
| Occupancy | 91,615 |
| Regulatory and professional fees | 36,481 |
| Communications | 13,804 |
| Depreciation & amortization | 6,000 |
| Clearing Expense | 19,972 |
| Other expenses | 90,670 |
| Total expenses | 460,126 |
| Net income (loss) before taxes | (455,685) |
| Provision for income taxes | 1,083 |
| Net income | $ (456,768) |

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2014

| | Common Stock | Additional Paid In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance at beginning of the year | $ 1 | $ 3,457,828 | $ (3,297,204) | $ 160,625 |
| Capital contributions | | 402,522 | - | 402,522 |
| Net income (loss) | - | - | (456,768) | (456,768) |
| Balance at end of the year | $ 1 | $ 3,860,350 | $ (3,753,972) | $ 106,379 |

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | (456,768) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Amortization & Depreciation | | 6,000 |
| Decrease in accounts receivable | | 22,750 |
| Decrease in broker security deposit | | 63,065 |
| Decrease in accounts payable | | (9,470) |
| Decrease in accrued expenses | | (9,584) |
| Decrease in accrued payroll taxes | | (656) |
| Decrease in due to affiliate | | (250) |
| Decrease in accrued commissions | | (22,750) |
| Net cash provided (used) by operating activities | $ | (407,663) |
| Cash flows from investing activities: | | |
| None | | - |
| Cash flows from financing activities: | | |
| Capital contributions | | 402,522 |
| Net increase (decrease) in cash | $ | (5,141) |
| Cash at the beginning of the year | | 39,759 |
| Cash at end of the year | $ | 34,618 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Interest payments | $ | 100 |
| Income tax payments | $ | 833 |

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**KUHNS BROTHERS SECURITIES CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2014**

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was incorporated under the laws of the State of Delaware on March 15, 1999. It serves as a Broker Dealer in securities and provider of financial services.

**Revenue And Expenses**

Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Property and Equipment**

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for 2014 was $0.

**Compensated Absences**

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

**Management's Review for Subsequent Events**

Management had evaluated subsequent events through February 24, 2015, the date which the financial statements were available to be issued.

## NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $35,962 at December 31, 2014, which exceeded required net capital of $5,000 by $30,962. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 20.2%.

## NOTE 3- INCOME TAXES

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.
The Company files a consolidated federal tax return with its parent and records its share of the consolidated federal tax expense on a separate return basis. The provision for income taxes consists of the following:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ 0 | $ 1,083 | $ 1,083 |
| Deferred | 0 | 0 | 0 |
| | $ 0 | $ 1,083 | $ 1,083 |

The Company receives or remits amounts currently receivable or payable from or to its parent company, Kuhns Brothers, Inc. The Company's balance sheet as of December 31, 2014 reflects a $750 payable to Kuhns Brothers, Inc. for the Company's portion of the consolidated income tax expense paid by the parent.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2014.

## NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space which expires October 30, 2015. Approximate future minimum lease payments for the non-cancelable operating lease are as follows:

| | |
|---|---|
| 2015 | $ 47,840 |
| Total | $ 47,840 |

Rent expense for the year ending December 31, 2014 was $91,130.

## NOTE 5- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $456,768 for the year ended December 31, 2014. This loss has reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholders have been providing working capital funds in order to provide time for management to increase the Company's revenue. Due to the nature of the Company's main business, investment banking, the Company can have a large loss one year and a large profit the next year, depending upon how many projects were completed during the year. Management has several prospective projects for the next year and expects to see several of them close, bringing in more revenue. The Company's shareholders have committed to continuing to contribute capital until profits increase.

The ability of the Company to continue as a going concern is dependent upon the success of these actions. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

# KUHNS BROTHERS SECURITIES CORPORATION

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED DECEMBER 31, 2014

## KUHNS BROTHERS SECURITIES CORPORATION

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2014

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 106,379 |
| Total nonallowable assets from statement of financial condition | | (70,417) |
| Net capital before haircuts on securities positions | $ | 35,962 |
| Haircuts on securities | | - |
| Net capital | $ | 35,962 |
| Aggregate indebtedness: | | |
| Total A.I. liabilities from statement of financial condition | $ | 7,258 |
| Total aggregate indebtedness | $ | 7,258 |
| Percentage of aggregate indebtedness to net capital | | 20.2% |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of A.I.) | $ | 484 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 30,962 |
| Net capital less greater of 10% of A.I. or 120% of minimum | $ | 29,962 |

There were no material differences between the audited and unaudited computation of net capital.

## SCHEDULE II

## KUHNS BROTHERS SECURITIES CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2014

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 is not applicable.

**BRACE & ASSOCIATES, PLLC**
*Certified Public Accountant*
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kuhns Brothers Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Attestation, in which (1) Kuhns Brothers Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuhns Brothers Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Kuhns Brothers Securities Corporation stated that Kuhns Brothers Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Kuhns Brothers Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuhns Brothers Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2015

**KUHNS BROTHERS SECURITIES CORPORATION**

Since 1842

February 24, 2015

Brace & Associates, PLLC
Attn: Kari Brace
PMB 335, 123 Nashua Rd, Unit 17
Londonderry, NH 03053

Dear Ms. Brace:

On behalf of Kuhns Brothers Securities Corporation, I, as Chief Compliance Officer, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- Kuhns Brothers Securities Corporation claims an exemption from SEC Rule 15c3-3 under the k(2)(ii) provision.

- Kuhns Brothers Securities Corporation did not hold any customer funds or securities at any time during the year.

- Kuhns Brothers Securities Corporation met the identified exemption provisions throughout the reporting period of January 1, 2014 thru December 31, 2014 without exception.

Sincerely,

Thaddeus J. North
Chief Compliance Officer
Kuhns Brothers Securities Corporation

The Farm House 558 Lime Rock Road, Lime Rock, Connecticut 06039
Telephone (860) 435-7000 Facsimile (860) 435-6540